    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 1997
================================================================================
                                    FORM 8-A
                            ------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                        AMERICAN HEALTH PROPERTIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                      95-4084878
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

                            ------------------------
      6400 SOUTH FIDDLER'S GREEN CIRCLE                            80111
                  SUITE 1800                                     (ZIP CODE)
             ENGLEWOOD, COLORADO
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

 Securities Act registration statement file number to which this form relates:

                            ------------------------
       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

          TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH
          TO BE SO REGISTERED                    EACH CLASS IS TO BE REGISTERED
          -------------------                    ------------------------------
 Depositary Shares, each representing a        The New York Stock Exchange, Inc.
one one-hundredth (1/100) interest in a
    share of the Registrant's 8.60%
 Cumulative Redeemable Preferred Stock,
  Series B, par value $0.01 per share

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      NONE
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

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     American Health Properties, Inc. (the "Company," which term refers to the Company and its subsidiaries unless the context otherwise requires) has issued a new series of preferred stock, par value $0.01 per share, designated as "8.60% Cumulative Redeemable Preferred Stock, Series B" (the "Series B Preferred Stock"), which is represented by depositary shares (the "Depositary Shares"), each representing a one one-hundredth (1/100) interest in one share of Series B Preferred Stock.

                        DESCRIPTION OF DEPOSITARY SHARES

     The description set forth below of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement and Depositary Receipts relating to the Depositary Shares, which has been filed as an Exhibit to this Registration Statement on Form 8-A.

GENERAL

     The Company has elected to offer fractional interests in shares of Series B Preferred Stock, rather than whole shares of Series B Preferred Stock. The Company has provided for the issuance by a Depositary to the public of receipts for Depositary Shares, each of which represents a one one-hundredth (1/100) interest in one share of Series B Preferred Stock.

     Each Depositary Share represents a one one-hundredth (1/100) interest in a share of Series B Preferred Stock. The shares of Series B Preferred Stock underlying the Depositary Shares have been deposited with ChaseMellon Shareholder Services, L.L.C., as depositary (the "Depositary"), located at 300 South Hope Street, Los Angeles, California, 90071 under a Deposit Agreement dated October 27, 1997 (the "Deposit Agreement") among the Company, the Depositary and the Holders from time to time of the depositary receipts issued by the Depositary thereunder (the "Depositary Receipts"). The Depositary Receipts so issued will evidence the Depositary Shares. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share is entitled through the Depositary, in proportion to the one one-hundredth (1/100)interest in a share of Series B Preferred Stock underlying such Depositary Share, to all rights and preferences of a share of Series B Preferred Stock (including dividend, voting, redemption and liquidation rights). Since each share of Series B Preferred Stock entitles the Holder thereof to one vote on matters on which the Series B Preferred Stock is entitled to vote, each Depositary Share, in effect, entitles the Holder thereof to one-one-hundredth of a vote thereon, rather than one full vote.

     The Depositary Shares are evidenced by Depositary Receipts issued pursuant to the Deposit Agreement. From October 27, 1997 through November 7, 1997, the Depositary Shares have traded in the over-the-counter market. The Depositary Shares will begin trading on The New York Stock Exchange, Inc. under the symbol "AHE PrB" on November 10, 1997.

     Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the whole shares of Series B Preferred Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all the dividends or other cash distributions received in respect of the Series B Preferred Stock to the record holders of the Depositary Shares in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. Fractions will be rounded down to the nearest whole cent.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of the Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     The Deposit Agreement also contains provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Series B Preferred Stock shall be made available to holders of the Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     If the Company elects to redeem the Series B Preferred Stock, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of the Series B Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 90 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share is $25.00 plus accumulated, accrued and unpaid dividends thereon to the date fixed for redemption without interest. Whenever the Company redeems shares of Series B Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of Series B Preferred Stock so redeemed. If less than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE SERIES B PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the Series B Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares. Each record holder of the Depositary Shares on the record date (which will be the same date as the record date for the Series B Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Series B Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Series B Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company has agreed to take all action that may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will refrain from voting shares of Series B Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares relating to such Series B Preferred Stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment that materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Series B Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the Depositary Shares.

CHARGES OF DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Series B Preferred Stock and any redemption of the Series B Preferred Stock. Holders of Depositary Shares will pay other transfer and other taxes and government charges and such other charges as are expressly provided in the Deposit Agreement for the accounts.

MISCELLANEOUS

     The Depositary will forward to the holders of Depositary Shares all reports and communications from the Company that are delivered to the Depositary and that the Company is required to furnish to the holders of the Series B Preferred Stock.

     Neither the Depositary nor the Company is liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. Neither the Company nor the Depositary is subject to any liability under the Deposit Agreement to any holder of a Depositary Share, other than for their gross negligence or willful misconduct, and they are not obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Series B Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Series B Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

OTHER PROVISIONS; RESTRICTIONS ON TRANSFER

     For information regarding certain provisions of the Company's Restated Certificate of Incorporation and Bylaws, including restriction on ownership of the Depositary Shares and the Series B Preferred Stock, see "Description of Provisions Applicable to all Capital Stock of the Company" presented elsewhere herein.

                    DESCRIPTION OF SERIES B PREFERRED STOCK

     The following summary sets forth the material terms and provisions of the Series B Preferred Stock represented by the Depositary Shares, and is qualified in its entirety by reference to the provisions of the Certificate of Designation for the Series B Preferred Stock and the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation), which are included as Exhibits to this Registration Statement on Form 8-A. Unless the context otherwise requires, all references to a holder of Series B Preferred Stock shall refer to a holder of the Depositary Shares.

GENERAL

     Subject to limitations prescribed by Delaware law and the Certificate of Incorporation, the Board of Directors is authorized to issue, from the authorized but unissued capital stock of the Company, preferred stock in such classes or series as the Board of Directors may determine and to establish from time to time the number of shares of preferred stock to be included in any such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such series. The Board of Directors has authorized the Company to designate and issue the Series B Preferred Stock.

     The Series B Preferred Stock is validly issued, fully paid and nonassessable. The holders of the Series B Preferred Stock have no preemptive rights with respect to any shares of the capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series B Preferred Stock is not subject to any sinking fund or other obligation of the Company to redeem or retire the Series B Preferred Stock.

     The transfer agent, registrar and dividend disbursing agent for the Series B Preferred Stock is ChaseMellon Shareholder Services, L.L.C.

RANKING

     With respect to payment of dividends and amounts upon liquidation, dissolution or winding up, the Series B Preferred Stock ranks senior to the Company's Common Stock, $0.01 par value (the "Common Stock"), the Company's Preferred Stock, Series A, $0.01 par value (if and when issued, the "Series A Preferred Stock") and the Company's Psychiatric Group Preferred Stock, $0.01 par value (the "Psychiatric Group Stock").

     While any Series B Preferred Stock is outstanding, the Company may not authorize, create or increase the authorized amount of any class of security that ranks senior to the Series B Preferred Stock with respect to the payment of dividends or amounts payable upon liquidation, dissolution or winding up, or any class of security convertible into shares of such a class, without the consent of the holders of two-thirds of the outstanding Series B Preferred Stock and Parity Shares (as defined below), voting as a single class. However, the Company may create additional classes of other stock, increase the authorized number of shares of Preferred Stock, issue series of Junior Shares (as defined below) or issue series of Preferred Stock ranking on a parity with the Series B Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up (a "Parity Share") without the consent of any holder of Series B Preferred Stock. See "Voting Rights" below.

DIVIDENDS

     Holders of the Series B Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential annual cash dividends of $215.00 per share (equivalent to $2.15 per Depositary Share per annum). Such dividends are cumulative from October 27, 1997 and payable quarterly in arrears on the last calendar day (or, if such day is not a business day, the next business day) of each February, May, August and November (each, a "Quarterly Dividend Date"). The first dividend, which will be paid on December 1, 1997, will be for less than a full quarter. Such first dividend and any dividends payable on the Series B Preferred Stock for any partial dividend period are computed on the basis of the actual number of days in such period. Dividends are payable to holders of record as they appear in the records of the Company at the close of business on the applicable record date, which is the 15th day of the calendar month in which the Quarterly Dividend Date falls or such other date designated as such by the Board of Directors of the Company that is not more than 50 nor less than 10 days prior to such Quarterly Dividend Date (each, a "Record Date"). Accrued and unpaid dividends for any past dividend periods may be declared and paid at any time and for such interim periods to holders of record on the applicable Record Date. Any dividend payment made on the Series B Preferred Stock is first credited against the earliest accrued but unpaid dividend due with respect to the Series B Preferred Stock that remains payable.

     No dividends will be authorized by the Board of Directors or paid or set aside for payment if any agreement of the Company prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting aside of payment would constitute a breach thereof or a default thereunder, or if such authorization or payment is restricted or prohibited by law. Dividends on Series B Preferred Stock accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. No interest, or sum of money in lieu of interest, is payable in respect of any dividend payment or payments on the Series B Preferred Stock that may be in arrears. Holders of Series B Preferred Stock are not entitled to any dividends, whether payable in cash, property or shares of stock, in excess of the full cumulative dividends, as described herein, on the Series B Preferred Stock.

     If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the "Code)) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of capital stock (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to holders of Series B Preferred Stock will be in the same portion that the Total Dividends paid or made available to the holders of Series B Preferred Stock for the year bears to the Total Dividends.

     Except as provided in the next sentence, no dividends will be declared or paid on any Parity Shares unless full cumulative dividends have been declared and paid or are contemporaneously declared and funds sufficient for the payment thereof set aside for such payment on the Series B Preferred Stock for all prior dividend periods. If accrued dividends on the Series B Preferred Stock for all prior dividend periods have not been paid in full, then any dividend declared on the Series B Preferred Stock and on any Parity Shares for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the Series B Preferred Stock and such Parity Shares.

     The Company will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Shares (as defined below) or (ii) redeem, purchase or otherwise acquire for consideration any Junior Shares through a sinking fund or otherwise (other than a redemption or purchase or other acquisition of Common Stock made for purposes of any employee incentive or benefit plan of the Company or any subsidiary), unless (A) all cumulative dividends with respect to the Series B Preferred Stock and any Parity Shares at the time such dividends are payable have been paid or declared and funds have been set apart for payment of such dividends and (B) sufficient funds have been paid or declared and set apart for the payment of the dividend for the current dividend period with respect to the Series B Preferred Stock and any Parity Shares.

     As used herein, (i) the term "dividend" does not include dividends or other distributions payable solely in Fully Junior Shares (as defined below), or in options, warrants or rights to subscribe for or purchase any Fully Junior Shares, (ii) the term "Junior Shares" means the Common Stock, the Series A Preferred Stock, the Psychiatric Group Stock and any other class or series of shares of capital stock of the Company now or hereafter issued and outstanding that ranks junior to the Series B Preferred Stock as to the payment of dividends or in the distribution of assets or amounts upon liquidation, dissolution and winding up and (iii) the term "Fully Junior Shares" means Junior Shares (including the Common Stock, the Series A Preferred Stock and the Psychiatric Group Stock) that rank junior to the Series B Preferred Stock both as to the payment of dividends and distribution of assets upon liquidation, dissolution and winding up.

LIQUIDATION RIGHTS

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock are entitled to receive out of assets of the Company legally available for distribution to stockholders a liquidation preference of $2,500.00 per share of Series B Preferred Stock ($25.00 per Depositary Share), plus an amount per share of Series B Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, and no more.

     Until the holders of Series B Preferred Stock and Parity Shares have been paid their liquidation preference in full, no payment will be made to any holder of Junior Shares upon the liquidation, dissolution or winding up of the Company. If upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the Series B Preferred Stock are insufficient to pay in full the amount payable upon liquidation with respect to the Series B Preferred Stock and any other Parity Shares, then such assets, or the proceeds thereof, will be distributed among the holders of Series B Preferred Stock and any such Parity Shares ratably in accordance with the respective amounts which would be payable on such Series B Preferred Stock and any such Parity Shares if all amounts payable thereon were paid in full. Neither a consolidation nor a merger of the Company with another entity, a statutory share exchange by the Company or a sale, lease or transfer of all or substantially all of the Company's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

REDEMPTION

     The Series B Preferred Stock is not redeemable by the Company prior to October 27, 2002. On and after October 27, 2002, the Company, at its option, upon publication in a newspaper of general circulation in New York, New York at least once a week for two successive weeks and written notice to the holders of Series B Preferred Stock, may redeem the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $2,500.00 per share of Series B Preferred Stock ($25.00 per Depositary Share), plus accumulated, accrued and unpaid dividends thereon to the date fixed for redemption, without interest. The redemption price of the Series B Preferred Stock (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of proceeds from the sale of other capital stock of the Company, which may include Common Stock, preferred stock, depositary shares, interests, participations or other ownership interests in the Company however designated (other than debt securities convertible into or exchangeable for equity securities), and any rights, warrants or options to purchase any thereof. If fewer than all of the outstanding Series B Preferred Stock are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares), by lot or by any other method determined by the Company in its sole discretion to be equitable.

     Unless full cumulative dividends on all Series B Preferred Stock and any Parity Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no Series B Preferred Stock or Parity Shares may be redeemed or purchased by the Company except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B Preferred Stock or Parity Shares, as the case may be.

     Notice of redemption will be mailed at least 30 days but not more than 90 days before the redemption date by the registrar to each holder of record of Series B Preferred Stock to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date;
(ii) the number of Series B Preferred Stock to be redeemed; (iii) the redemption price per share; (iv) the place or places where certificates for Series B Preferred Stock are to be surrendered for payment of the redemption price; and
(v) that dividends on the Series B Preferred Stock will cease to accrue on such redemption date. If fewer than all Series B Preferred Stock are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Series B Preferred Stock to be redeemed from such holder. If notice of redemption of any Series B Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of Series B Preferred Stock so called for redemption, then from and after the redemption date, dividends will cease to accrue on the Series B Preferred Stock, such Series B Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

     The holders of Depositary Shares at the close of business on a Record Date are entitled to receive the dividends payable with respect to the Series B Preferred Stock represented by such Depositary Shares on the corresponding Quarterly Dividend Date notwithstanding the redemption thereof between such Record Date and the corresponding Quarterly Dividend Date or the Company's default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series B Preferred Stock that have been called for redemption.

     The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

VOTING RIGHTS

     Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of Series B Preferred Stock have no voting rights.

     If six consecutive quarterly dividends payable on the Series B Preferred Stock or any Parity Shares are in arrears, whether or not earned or declared, the number of directors then constituting the Board of Directors of the Company will be increased by two, and the holders of Series B Preferred Stock, voting together as a class with the holders of any other series of Parity Shares, have the right to elect two additional directors to serve on the Company's Board of Directors at any annual meeting of shareholders or a properly called special meeting of the holders of the voting Parity Shares until all such dividends and dividends for the current quarterly period on the Series B Preferred Stock and such other voting Parity Shares have been declared and paid or set aside for payment. Such voting rights terminate when all such accrued and unpaid dividends have been declared and paid or set aside for payment. The term of office of all directors so elected will terminate with the termination of such voting rights.

     The approval of two-thirds of the outstanding Series B Preferred Stock and all other Parity Shares similarly affected, voting as a single class, is required in order to (i) amend the Certificate of Incorporation to affect materially and adversely the rights, preferences or voting power of the holders of the Series B Preferred Stock or the Parity Shares (except that if such amendment would materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock or another series of Parity Shares that is not enjoyed by the other, then the approval of two thirds of the holders of all series similarly affected shall be required); (ii) enter into a share exchange that affects the Series B Preferred Stock, or consolidate the Company with or merge the Company with another entity, unless in each such case each share of Series B Preferred Stock remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof identical to that of the Series B Preferred Stock (except for changes that do not materially and adversely affect the holders of Series B Preferred Stock); or (iii) authorize, reclassify, create or increase the authorized or issued amount of any shares of any class, or any security convertible into shares of any class, having rights senior to the Series B Preferred Stock with respect to the payment of dividends or the distribution of assets or amounts upon liquidation, dissolution or winding up of the Company. However, the Company may create additional classes of Parity Shares and Junior Shares, increase the authorized number of Parity Shares and Junior Shares and issue additional series of Parity Shares and Junior Shares without the consent of any holder of Series B Preferred Stock.

     Except as provided above and as required by applicable law, the holders of Series B Preferred Stock are not entitled to vote on any merger or consolidation involving the Company, on any share exchange or on a sale of all or substantially all of the assets of the Company.

RETIREMENT

     Except as otherwise provided in the Certificate of Incorporation, all Series B Preferred Stock issued and reacquired by the Company shall be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to class or series.

CONVERSION

     The Series B Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company at the option of the holder.

RECORD HOLDERS

     The Company and its transfer agent may deem and treat the record holder of any Depositary Share as the true and lawful owner thereof for all purposes, and neither the Company nor its transfer agent shall be affected by any notice to the contrary.

OTHER PROVISIONS; RESTRICTIONS ON TRANSFER

     For information regarding certain provisions of the Certificate of Incorporation and Bylaws, including restrictions on ownership of the Series B Preferred Stock, see "Description of Provisions Applicable to all Capital Stock of the Company" presented elsewhere herein.

DESCRIPTION OF CERTAIN PROVISIONS APPLICABLE TO ALL CAPITAL STOCK OF THE COMPANY

     The following description is intended as a summary of certain provisions of, and is qualified in all respects by reference to, the Company's Certificate of Incorporation and Bylaws previously filed with the Securities and Exchange Commission.

GENERAL

     The Certificate of Incorporation of the Company provides that the Company is authorized to issue 100,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share, issuable in series by the Board. As of October 27, 1997, the Company had issued and outstanding approximately 23,559,000 shares of Common Stock. As of October 27, 1997, the Company had outstanding approximately 208,000 shares of Psychiatric Group Stock, which constitute a separate series of Preferred Stock, issued and outstanding. Such shares are the only shares of Psychiatric Group Stock authorized by the Board to be issued, except shares of Psychiatric Group Stock issuable upon exercise of options granted in connection with the transaction in which the Company distributed Depositary Shares representing Psychiatric Group Stock to the holders of the Company's Common Stock (the "Distribution"). As of October 27, 1997, the Company had issued and outstanding 4,000,000 Depositary Shares representing 40,000 shares of Series B Preferred Stock. In addition, the Company has authorized the issuance of approximately 257,000 shares of Series A Preferred Stock. See "-- Preferred Stock Purchase Rights Plan."

     The Common Stock trades on The New York Stock Exchange, Inc. under the symbol "AHE" and the Psychiatric Group Stock is quoted on the National Association of Securities Dealers Automated Quotations National Market under the symbol "AHEPZ." The Depositary Shares will begin trading on The New York Stock Exchange under the symbol "AHE PrB" on November 10, 1997.

DIVIDENDS

     Dividends on the Company's capital stock are limited to the amount of funds of the Company legally available under Delaware law for the payment of dividends by the Company on its capital stock. As of June 30, 1997 the funds of the Company legally available for the payment of dividends would have been at least $319.6 million.

DETERMINATIONS BY THE BOARD

     The Company's Certificate of Incorporation provides that a Director will not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) pursuant to specific provisions of Delaware law or (iv) for any transaction from which the Director derived any improper personal benefit. The liability of Directors will be further eliminated or limited to the fullest extent permitted by future changes in Delaware law.

PREFERRED STOCK PURCHASE RIGHTS PLAN

     On April 20, 1990, the Company distributed to its holders of Common Stock one preferred stock purchase right (each, a "Right") for each outstanding share of Common Stock. Under certain conditions, each Right may be exercised to purchase one one-hundredth (1/100) of a share of Series A Preferred Stock, at a price of $45. The total number of Rights issued or issuable at June 30, 1997, including Rights issuable in connection with Common Stock which may be issued under the Company's stock incentive plans and upon the conversion of the Company's outstanding Swiss franc convertible bonds, was approximately 25,721,000. Approximately 257,000 shares of Series A Preferred Stock could be purchased upon the exercise of all Rights currently issued or issuable. The number of Rights outstanding and shares of Series A Preferred Stock issuable upon exercise, as well as the Series A Preferred Stock purchase price, are subject to customary antidilution adjustments.

     The Rights are evidenced by the certificates for shares of Common Stock, and in general are not transferable apart from the Common Stock or exercisable until after a party has acquired beneficial ownership of or made a tender offer for 10% or more of the outstanding Common Stock of the Company (an "Acquiring Person"), or the occurrence of other events as specified in the Rights Plan. Under certain conditions as specified in the Rights Plan, including but not limited to the acquisition by a party of 15% or more of the outstanding Common Stock of the Company or the acquisition of the Company in a merger or other business combination, each holder of a Right (other than an Acquiring Person, whose Rights will be void) will receive upon exercise thereof and payment of the exercise price that number of shares of Common Stock of the Company or of the other party, as applicable, having a market value of two times the exercise price of the Right.

     The Rights expire on April 20, 2000, and until exercised, the holder thereof, as such, will have no rights as a shareholder of the Company. At the Company's option, the Rights may be redeemed in whole at a price of $.01 per Right at any time prior to becoming exercisable. In general, the Company may also exchange the Rights at a ratio of one share of Common Stock per Right after becoming exercisable but prior to the acquisition of 50% or more of the outstanding shares of Common Stock by any party.

     Series A Preferred Stock issuable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will have 100 votes and will be entitled to (a) dividends in an amount equal to the greater of $1.00 or 100 times the amount of the dividends per share paid on the Common Stock, (b) a liquidation preference in an amount equal to the greater of $100 or 100 times the amount per share paid on the Common Stock and (c) a payment in connection with a business combination (in which shares of Common Stock are exchanged) equal to 100 times the amount per share paid on the Common Stock.

     Neither the Psychiatric Group Stock nor the Series B Preferred Stock includes, nor do they entitle the holders thereof to receive, the Rights, which are applicable only to the Common Stock.

LIMITS ON STOCK OWNERSHIP

     The Company's Certificate of Incorporation provides that as a condition to the transfer and/or registration of transfer of any shares of capital stock of the Company which would result in any stockholder owning, directly or indirectly, shares in excess of 9% of the issued and outstanding capital stock of the Company, the proposed transferee must file with the Company an affidavit setting forth the number of shares owned, directly or indirectly, by such transferee. Any acquisition of shares, transfer of shares or any options, warrants or other securities convertible into shares that would result in the disqualification of the Company as a REIT will be deemed void to the fullest extent permitted under applicable law and the intended transferee shall be deemed never to have had an interest therein. If more than 9.8% of the capital stock of the Company has become concentrated in the hands of one beneficial owner, (i) such beneficial owner and its affiliates and associates will be deemed to have offered to sell to the Company or its designee on the date specified in the Company's notice of acceptance of such offer to sell such number of shares sufficient, in the opinion of the Board, to maintain or bring the direct or indirect ownership of the capital stock of the Company held by such beneficial owner to a level of no more than 9.8% of the issued and outstanding capital stock of the Company, and (ii) the Board also will refuse to transfer or issue shares of capital stock to any person whose acquisition of such shares would result in the direct or indirect ownership by that person of more than 9.8% of the issued and outstanding capital stock of the Company. The purchase price for any shares of capital stock of the Company so redeemed will be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notice of acceptance of the offer of sale is sent by the Company, or, if no such closing sales prices or quotations are available, then the purchase price will be equal to the net asset value of such shares as determined in good faith by the Board. The purchase price of any such shares acquired by the Company, or its designee, will be paid, at the option of the Company, in cash or in the form of an unsecured, subordinated promissory note of the Company, or its designee, bearing interest and having a term to maturity (to be not less than 5 nor more than 20 years) as determined by the Board. From and after the tender by the Company of the purchase price therefor, the holder of any shares of capital stock of the Company so called for purchase will cease to be entitled to any rights as a holder of such shares, except the right to payment of the purchase price therefor.

BUSINESS COMBINATION PROVISIONS

     The Certificate of Incorporation requires that Business Combinations (as defined in the Certificate of Incorporation) between the Company and a Beneficial Owner (as defined in the Certificate of Incorporation) of 10% or more of the Company's outstanding shares of Voting Stock (as defined in the Certificate of Incorporation) (a "Related Person"), and any Affiliate (as defined in the Certificate of Incorporation) or Associate (as defined in the Certificate of Incorporation) of such person, be approved by (i) the affirmative vote of the holders of not less than 80% of the outstanding shares of Voting Stock and (ii) the holders of a majority of the outstanding shares of Voting Stock other than such Related Person and such person's Associates and Affiliates, unless a majority of the Continuing Directors (as defined in the Certificate of Incorporation) shall have approved the Business Combination or shall have approved the acquisition of outstanding shares of Voting Stock which caused the Related Person to become a Related Person. In general, Voting Stock means the capital stock of the Company entitled to vote generally in the election of directors, including the Psychiatric Group Stock, and each share is allocated for this purpose the number of votes granted to it generally in the election of directors.

     A "Business Combination" is defined in the Certificate of Incorporation as
(a) any merger or consolidation of the Company or any subsidiary (other than pursuant to Section 253 of the Delaware General Corporation Law with or into any corporation which owns at least 90% of the outstanding shares of each class of stock of the Company or its subsidiary, as applicable) with a Related Person or any other corporation (whether or not itself a Related Person) which is, or after such merger or consolidation would be, an Affiliate or Associate of a Related Person, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with a Related Person or such person's Affiliates or Associates of any assets of the Company (including the securities of a subsidiary) or a subsidiary having a fair market value of $20 million or more, (c) the issuance or transfer of any securities of the Company or a subsidiary by the Company or such subsidiary to any Related Person having an aggregate fair market value of $20 million or more, other than by any distribution pro rata to, or exchange offer made to, all holders of a publicly held class or series of stock of the Company or any of its subsidiaries, or upon the exercise, conversion or exchange of securities of the Company or any of its subsidiaries which are exercisable, convertible or exchangeable into or for securities of the Company or any of its subsidiaries,
(d) the adoption of any plan or proposal for the liquidation or dissolution of the Company by or on behalf of a Related Person or any of such person's Affiliates or Associates or (e) any reclassification of securities or recapitalization of the Company (including any reverse stock split), or any merger or consolidation of the Company with any of its subsidiaries or any other transaction involving the Company or any of its subsidiaries (whether or not with or into or otherwise involving a Related Person) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of voting stock of the Company or of any of its subsidiaries directly or indirectly owned by any Related Person or such person's Associates or Affiliates.

     The Company is also subject to the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations.

STAGGERED BOARD; REMOVAL OF DIRECTORS

     The Board is divided into three classes, each class consisting, as nearly as may be possible, of one-third of the total number of Directors. Directors are elected for a three-year term and the term of one class expires each year. A Director holds office until the annual meeting for the year in which his or her term expires. If the number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible, but in no case will a decrease in the number of Directors shorten the term of any incumbent Director. Under Delaware law, because the Board is divided into classes, no Director may be removed from office before expiration of his or her term except for cause.

VOTE REQUIRED TO CHANGE CERTAIN PROVISIONS

     The provisions described under "Limits on Stock Ownership" and "Business Combination Provisions" above may not be amended without the affirmative vote of stockholders holding at least 80% of the Voting Stock of the Company and, with respect to the provisions under "Business Combination Provisions" only, a majority vote of the stockholders of Voting Stock who are Disinterested Stockholders (as defined in the Certificate of Incorporation). The provisions described under "Staggered Board" above may not be amended without the affirmative vote of stockholders holding at least 66 2/3% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of Directors.

CERTAIN ANTI-TAKEOVER EFFECTS

     The provisions described under "-- Preferred Stock Purchase Rights Plan," "-- Limits on Stock Ownership," "-- Business Combination Provisions" and
"-- Staggered Board" above may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem in their interests or in which they might receive a substantial premium over market price for their shares. The Board's authority to issue and establish the terms of currently authorized preferred stock without stockholder approval may also have the effect of discouraging takeover attempts. The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of Common Stock, deprive stockholders of opportunities to sell at a temporarily higher market price. However, the Board believes that the Preferred Stock Purchase Rights Plan and inclusion of the Business Combination and Staggered Board provisions may help assure fair treatment of stockholders and continuity of management and that the Limits on Stock Ownership provision is reasonably necessary to safeguard the Company's REIT status.

STOCK REGISTRAR AND TRANSFER AGENT

     ChaseMellon Shareholder Services, L.L.C. is the registrar and transfer agent for the Common Stock and the Psychiatric Group Stock. ChaseMellon Shareholder Services, L.L.C. is also depositary for the depositary shares with respect to the Psychiatric Group Stock and the Series B Preferred Stock.

ITEM 2.  EXHIBITS.

    EXHIBIT
    NUMBER                           DESCRIPTION
    -------                          -----------
        3.1  -- Restated Certificate of Incorporation of the Registrant,
                incorporated herein by reference to Exhibit 4.1 to the
                Company's Registration Statement on Form S-3 dated
                September 26, 1995 (No. 33-61895).

        3.2 -- Amended and Restated By-laws of the Registrant, as amended, incorporated herein by reference to Exhibit 3.2 to the Annual Report on Form 10-K for the year ended
                December 31, 1992 (Commission File No. 1-9381).

        4.1  -- Certificate of Designations with respect to the Series B
                Preferred Stock.

        4.2  -- Specimen Stock Certificate with respect to the Series B
                Preferred Stock, par value $0.01 per share, of the Registrant.

        4.3 -- Deposit Agreement (including form of Depositary Receipt) dated October 27, 1997 between the Registrant and ChaseMellon Shareholder Services, L.L.C.

        4.4  -- Specimen Depositary Receipt with respect to the
                Depositary Shares.

        4.5  -- Specimen Stock Certificate with respect to the Common
                Stock, incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-3 dated
                September 26, 1995 (No. 33-61895).

        4.6 -- Rights Agreement dated as of April 10, 1990, incorporated by reference from Exhibit 2 to the Company's Registration
                Statement on Form 9-A dated April 10, 1990 (Commission
                File No. 1-9381).

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AMERICAN HEALTH PROPERTIES, INC.

                                            By:    /s/ MICHAEL J. MCGEE
                                              ----------------------------------
                                                       Michael J. McGee
                                                    Senior Vice President,
                                                   Chief Financial Officer

Date: November 7, 1997

                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER                           DESCRIPTION
    -------                          -----------

        4.1  -- Certificate of Designations with respect to the Series B
                Preferred Stock.

        4.2  -- Specimen Stock Certificate with respect to the Series B
                Preferred Stock, par value $0.01 per share, of the Registrant.

        4.3 -- Deposit Agreement (including form of Depositary Receipt) dated October 27, 1997 between the Registrant and ChaseMellon Shareholder Services, L.L.C.

        4.4  -- Specimen Depositary Receipt with respect to the
                Depositary Shares.